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                                                                    EXHIBIT 4(j)


                  1998 INDEPENDENT DIRECTOR COMPENSATION PLAN


         WHEREAS, the Company desires to attract and retain qualified independent directors by appropriate compensation for their services on behalf of the Company;

         NOW, THEREFORE, BE IT

         RESOLVED, that effective as of April 30, 1998, there is established the 1998 Independent Director Compensation Plan (the "Plan"); and

         RESOLVED FURTHER, that a maximum of 100,000 shares of the Company's common stock may be issued, and such shares are hereby reserved for issuance, under the Plan; and

         RESOLVED FURTHER, that each duly elected and validly acting director of the Company, who is not an officer or an employee of the Company (each an "Independent Director"), shall be entitled to receive and shall be paid $2,500 in cash and shall also be entitled to be issued 500 shares of the Company's common stock, for each full calendar quarter of service completed as a director of the Company; and

         RESOLVED FURTHER, that each Independent Director who serves as a member of a committee of the Company's board of directors shall be entitled to receive and shall be paid $500 in cash and shall also be entitled to be issued 125 shares of the Company's common stock, for each full calendar quarter of service completed as a member of each such committee; and

         RESOLVED FURTHER, in addition, each Independent Director will be entitled to full reimbursement of all reasonable travel expenses incurred in the performance of his or her duties as an Independent Director, regardless of the date elected; and

         RESOLVED FURTHER, compensation pursuant to this Plan shall be paid or issued as soon as practicable after each March 31, June 30, September 30, and December 31.